Mail Stop 0306

January 18, 2005



VIA U.S. MAIL AND FAX (734) 414-4840

Mr. John J. Garber
Vice President and Chief Financial Officer
Perceptron, Inc.
47827 Halyard Drive
Plymouth, Michigan 48170

	Re:	Perceptron, Inc.
		Form 10-K for the year ended June 30, 2004


Dear Mr. Garber:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

General

1. We noted that you included a brief Overview section as an introduction to your MD&A. Consider enhancing your Overview section in future filings to address current events, including the following:
* the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s current financial condition;
* further insight into current material opportunities, challenges and risks; and
* a business analysis of the company`s current approach to specific challenges and opportunities that lie ahead.

      Refer to SEC Release Nos. 33-8350, 34-48960, and FR-72.

Results of Operations - Page 9

2. In future filings, where changes in financial statement line items are the result of several factors; each significant factor should be separately quantified and discussed. For example, you state that the decrease in selling, general and administrative expenses "primarily reflected lower bad debt, Michigan single business tax, and legal expenses that were partially offset by salary and benefit increases and the impact of the strong Euro," However, you do not quantify the impact of each of these factors.

Critical Accounting Policies - Page 14

3. Please tell us why you do not believe revenue recognition to be one of the company`s critical accounting policies.

Market Risk Information

Foreign Currency Risk - Page 15

4. Please revise future filings to provide the potential loss in future earnings of market risk sensitive instruments resulting from one or more selected hypothetical changes in foreign currency exchange rates over a selected period of time. You should select hypothetical changes in market rates or prices that are expected to reflect reasonably possible near-term changes in those rates and prices. Reference is made to Item 305 of Regulation S-K. For examples, see Appendix to Item 305 of Regulation S-K - Tabular disclosures.


Note 1. Summary of Significant Accounting Policies

Revenue Recognition - Page 22

5. We noted you sell your products to original equipment manufacturer`s, value-added resellers, system integrators, and directly to end users. Tell us and expand your revenue recognition policy to explain whether any of your product sales include price protection agreements or any obligations to buy back inventory from
original equipment manufacturers or value-added resellers.   If
you
have price protection agreements or are required to potentially buy back inventory tell us how you recognize revenue and cite the specific accounting literature that you have relied upon.

6. We also noted that you sell multiple element arrangements to your customers. Please tell us, and investors in future filings, if each delivered item has value to the customer on a stand-alone basis and whether the delivered items include general rights of return. In addition, please tell us the nature of your sales agreements and whether any delivered items are contingent upon the delivery of any undelivered additional items and the company`s related revenue recognition policy.

7. Please also tell us and expand your revenue recognition policies related to product returns, including the company`s policy and related accounting.

8. We noted your discussion regarding software products that you license to customers pursuant to license agreements in the business section. However, we did not note any discussion of such agreements in the footnotes to the financial statements. Please tell us, and investors in future filings, the nature of these agreements and the related accounting. Please also cite the related accounting guidance on which you based your accounting.

Foreign Currency - Page 22

9. In future filings please disclose the aggregate transaction gain or loss included in determining net income for the period in the financial statements or footnotes to the financial statements.
See
paragraph 30 of SFAS 52.

Inventories - Page 23

10. We noted that the company provides a reserve for obsolescence. Please provide us, and investors in future filings, with more information with regards to management`s policy for reviewing inventory for obsolescence. Specifically, please provide more details of the "other matters" and discuss the frequency with which management reviews the reserve.




Warranty - Page 24

11. Please revise future filings to provide the disclosures required by paragraph 14 of FIN 45. Alternatively, tell us why you believe such disclosures are not required.

Stock-Based Employee Compensation - Page 24

12. In future filings please present the table illustrating the pro forma effect on net income and earnings per share in accordance with paragraph 2.e.c of SFAS 148.

Note 6. Commitments and Other - Page 26

13. We noted your discussion of the contingent royalty payments on sales using the Sonic technology through October 2004. We also noted that you prepaid certain of these royalty payments. Please tell us the status of the activity as of June 30, 2004. Is there a prepaid asset included in your balance sheet or a liability as of June 30, 2004? What is the company`s remaining commitment under this agreement?

14. We noted the company`s use of foreign currency cash flow hedges.
Supplementally, and in future filings tell us the amount of the gain/loss recognized in earnings during the reporting period as well as a description of the transactions that will result in the reclassification into earnings of gains/losses that are reported in other comprehensive income. See paragraphs 44 and 45 of SFAS 133 as amended.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Daniel Gordon
							Branch Chief
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Mr. John J. Garber
Perceptron, Inc.
January 18, 2005
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